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                                                                   Exhibit 99.15

FOR IMMEDIATE RELEASE

NEW YORK COURT REJECTS SHERWIN-WILLIAMS APPLICATION
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FOR TEMPORARY RESTRAINING ORDER
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          New York, New York, May 9, 1995... Grow Group, Inc. ("Grow") (NYSE:
GRO) announced today that a Justice of the New York State Supreme Court, after a hearing yesterday afternoon, rejected Sherwin-Williams' application for a temporary restraining order. Sherwin-Williams had sought an order enjoining Imperial Chemical Industries PLC ("ICI") from exercising certain rights under an agreement between ICI and Corimon, a 25% shareholder of Grow. The agreement between ICI and Corimon was entered into in connection with the previously announced Merger Agreement between ICI and Grow.

          A hearing on Sherwin-Williams' preliminary injunction motion in its New York State court action has been set for May 25, 1995.